EXHIBIT 99.18

CONSENT OF DENYS PARRA MURRUGARRA

CONSENT OF AUTHOR / EXPERT

I hereby consent to the use of my name, Denys Parra Murrugarra, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017, evaluating the Lindero Property of the Company (the “Lindero Report”), and the information contained in the Lindero Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Dated: March 31, 2022

“Denys Parra Murrugarra”

Denys Parra Murrugarra,

Registered Member of the Society for Mining, Metallurgy and Exploration, Inc.